FIRST AMENDMENT TO
SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

CB FINANCIAL CORPORATION
(Name of Issuer)
CB FINANCIAL CORPORATION
(Name of Persons Filing Statement)
Common Stock
(Title of Class of Securities)
12480C107
(CUSIP Number of Class of Securities)
Norman B. Osborn 3710 Nash Street North Wilson, NC 27896-1120 (252) 243-5588
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

John M. Cross, Jr.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
P.O. Box 26000
Greensboro, NC 27420
(336) 373-8850
(336) 232-9196 (facsimile)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	9 The filing of a registration statement under the Securities Act of 1933.

c.	9 A tender offer.

d.	9 None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: 9

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee

$1,318,280.00	$405.00

* Calculated solely for the purpose of determining the filing fee, which was based upon the cash out price of $20.00 per share multiplied by the estimated number of shares of common stock as of September 30, 2007, which would be cashed out as a result of the Reverse Stock Split (65,914 shares).

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	$405.00

Form or Registration No.:	Schedule 13E-3

Filing Party:	CB Financial Corporation

Date Filed:	October 25, 2007

RULE 13E-3 TRANSACTION STATEMENT

This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3 is filed by CB Financial Corporation (the “Company”) in connection with its proposed (i) 1-for-132 reverse stock split of the Company’s common stock with a cash payout for fractional shares resulting from the reverse split (the “Reverse Stock Split”), (ii) 132-for-1 forward stock split to be effective following the Reverse Stock Split (the “Forward Stock Split”), (iii) conversion of all outstanding shares of Common Stock held by record shareholders owning fewer than 264 shares following the Reverse Stock Split and the Forward Stock Split to a new class of Series B Preferred Stock (the “Series B Conversion”), and (iv) conversion of all outstanding shares of Common Stock held by record shareholders owning 264 or more shares, but fewer than 792 shares, following the Reverse Stock Split and the Forward Stock Split to a new class of Series A Preferred Stock (the “Series A Conversion,” and collectively with the Series B Conversion, the “Conversions”). Following the Conversions, the Company will have fewer than 300 shareholders of its common stock and will terminate the registration of its common stock under the Securities and Exchange Act of 1934 (the “Exchange Act”).

Filed contemporaneously herewith or with prior filings are (i) the notice of special meeting of shareholders and preliminary proxy statement (the “Proxy Statement”) and (ii) a preliminary form of proxy that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Company’s shareholders in connection with a special meeting of the shareholders to be held on ________, 200_ (the “Special Meeting”). At the Special Meeting, the shareholders will be requested to vote on proposed amendments to the Company’s Articles of Incorporation, which will (i) authorize the new class of Series A Preferred Stock (ii) authorize the new class of Series B Preferred Stock (iii) authorize the Reverse Stock Split (iv) authorize the Forward Stock Split, (v) authorize the Conversion Series B Conversion, and (vi) authorize the Series A Conversion. Each of the amendments is conditioned upon the approval of all the amendments. Shareholders whose fractional shares are cashed out as a result of the Reverse Stock Split will receive a cash payment equal to $20.00 per pre-split share.

The Company has securities registered under the Exchange Act and consequently is subject to Regulation 14A of the Exchange Act. The Company is filing this Schedule 13E-3 with the Securities and Exchange Commission contemporaneously with the first amended preliminary Proxy Statement filed by the Company pursuant to Regulation 14A of the Exchange Act.

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is incorporated herein by reference in response to Items 1 through 14 of this Schedule 13E-3, in the manner and to the extent specified below. In addition, the Company has incorporated by reference certain financial information contained in its annual report on Form 10-KSB and quarterly report on Form 10-QSB as specified below.

This Schedule 13E-3 (and the documents that have been incorporated herein by reference) contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. You should not place undue reliance on forward-looking statements that reflect management’s view only on the date hereof. A number of important factors could cause actual results to differ materially from those in the forward-looking statements.

ITEM 1.  SUMMARY TERM SHEET

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the company is CB Financial Corporation (the “Company”). The Company’s principal executive office is located at 3710 Nash Street North, Wilson, NC 27896, and its business telephone number is (252) 243-5588.

(b) As of September 30, 2007, the Company had 1,070,169 shares of common stock, no par value, issued and outstanding.

(c) The information required by this Item is set forth under “Information About the Company - Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

(d) The information required by this Item is set forth under “Information About the Company - Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

(e) The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

(f) The Company has not purchased any shares of its common stock in the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person to which this Schedule 13E-3 relates is CB Financial Corporation. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The information set forth in the Proxy Statement under the caption “Information About the Company - Officers and Directors” and “-Security Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.

(b) Not applicable.

(c) The name and employment information with respect to each executive officer and director of the Company is set forth in the Proxy Statement under the caption “Information About the Company - Officers and Directors” and such information is incorporated herein by reference. None of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information required by this item is set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors”, “Description of the Amendment and Recapitalization”, and “Additional Special Meeting Information - Vote Required for Approval” and incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board of Directors; Fairness of Recapitalization”, “Special Factors - General Effects of Recapitalization”, “Special Factors - Additional Effects of Recapitalization on Affiliated Stockholders”, and “Special Factors - Additional Effects of Recapitalization on Non-Affiliated Stockholders” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption “Description of the Amendment and Recapitalization - Dissenters’ Rights” is incorporated herein by reference.

(e) Security holders will be entitled to access the Company’s corporate records in the manner permitted by applicable federal and North Carolina state law. The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference. Except as otherwise referenced herein, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f) The information required by this item is set forth in the Proxy Statement under the captions “Special Factors - General Effects of Recapitalization - Liquidity of Stock” and “Information About the Company - Common Stock of the Company,” and is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Proxy Statement under the caption “Information About the Company - Security Ownership of Officers, Directors and 5% Stockholders” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1)	Not applicable.

(a)(2)	The information included in the Proxy Statement under the caption “Information About the Company - Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(e)	The information included in the Proxy Statement under the caption “Information About the Company - Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The information in the Proxy Statement under the caption “Description of the Amendment and Recapitalization - Anticipated Accounting Treatment” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors - Purposes of the Recapitalization”, “Special Factors - General Effects of the Recapitalization”, “Special Factors - Business of the Company after the Recapitalization”, and “Description of the Amendment and Recapitalization” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors - Background of the Transaction”, and “Special Factors - Purposes of the Recapitalization” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Special Factors - Alternatives Considered” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors - Background of the Transaction”, “Special Factors - Purposes of the Recapitalization”, “Special Factors - Other Alternatives Considered”, and “Special Factors - Recommendation of Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Special Factors - Purposes of the Recapitalization”, “Special Factors - General Effects of the Recapitalization”, “Special Factors - Additional Effects of Recapitalization on Affiliated Stockholders”, “Special Factors - Additional Effects of Recapitalization on Non-Affiliated Stockholders”, “Special Factors - Business of the Company after the Recapitalization” and “Special Factors - Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” and “Special Factors - Opinion of Financial Advisor” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of Board of Directors; Fairness of the Recapitalization”, “Special Factors - Opinion of Financial Advisor” and “Special Factors - Background of the Transaction” is incorporated herein by reference.

(b) The information set forth in “Special Factors - Opinion of Financial Advisor” of the Proxy Statement is incorporated herein by reference.

(c) The written opinion dated August 21, 2007 delivered to the Company’s Board of Directors by Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”) will be made available for inspection and copying at the principal executive offices of the Company at 3710 Nash Street North, Wilson, NC 27896 during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. A copy of Howe Barnes’ August 21, 2007 written opinion will be mailed by the Company to any interested Company stockholder or representative who has been so designated in writing upon written request to the Company and at the expense of the requesting stockholder. In addition, the information set forth in the Proxy Statement under the caption “Special Factors - Opinion of Financial Advisor” as well as Appendix B to the Proxy Statement titled “Opinion of Financial Advisor,” is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Proxy Statement under the captions “Special Factors - General Effects of the Recapitalization” and “Description of the Amendment and Recapitalization - Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the Proxy Statement under the caption “Description of the Amendment and Recapitalization - Fees and Expenses” is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d) Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Proxy Statement under the caption “Information About the Company - Security Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.

(b) Not applicable.

Except as otherwise set forth herein, neither the Company nor any executive officer, director, affiliate or subsidiary of the Company, nor any of the Company’s or any subsidiary’s pension, profit sharing, or similar plan, has engaged in any transaction in the Company’s common stock during the past sixty (60) days.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) The information set forth in the Proxy Statement under the captions “Information About the Company - Security Ownership of Officers, Directors and 5% Shareholders”, “Additional Special Meeting Information - Who Can Vote at the Special Meeting”, and “Special Factors - Recommendation of the Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of the Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) The financial statements and accompanying notes to the financial statements included in (i) the Company=s Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and (ii) the Company’s quarterly report on Form 10-QSB for the period ending September 30, 2007, as filed with the SEC, are incorporated herein by reference. In addition, the information included in “Financial Information of the Company”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Financial Information of the Company - Consolidated Pro Forma Financial Information” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

(b) The information set forth in the Proxy Statement under the caption “Additional Special Meeting Information - Solicitation of Proxies” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) Not applicable.

ITEM 16. EXHIBITS.

Exhibit No.	Description

16(a)(2)(i)	Notice of Special Meeting and Preliminary Proxy Statement*

16(a)(2)(ii)	Form of Proxy Card*

16(a)(5)(i)	Letter to Shareholders from Norman B. Osborn, President and Chief Executive Officer

16(a)(5)(ii)	Press Release dated October 30, 2007**

16(c)(1)	Presentation dated May 11, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(2)	Presentation dated June 7, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(3)	Presentation dated August 1, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(4)	Presentation dated August 21, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(5)	Opinion of Financial Advisor dated August 21, 2007 ****

16(d)(i)	Cornerstone Bank Director Stock Option Plan*****

16(d)(ii)	Cornerstone Bank Employee Stock Option Plan*****

16(d)(iii)	Cornerstone Bank Employee Stock Purchase Plan******

16(f)	The information set forth in “Description of the Amendment and Recapitalization - Dissenters Rights” of the Proxy Statement and Appendix C to Exhibit 16(a)(2)(i) is incorporated by reference.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s first amended preliminary Schedule 14A, filed with the SEC on December 4, 2007.

**	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on October 30, 2007.

***	Incorporated by reference to the Company’s Schedule 13E-3 filed with the SEC on October 25, 2007.

****	Incorporated by reference to Appendix B to Exhibit 16(a)(2)(i).

*****
Incorporated by reference to the Company’s Schedule 13E-3 filed with the SEC on October 25, 2007. Under the terms of the Agreement and Plan of Reorganization dated May 26, 2005 between CB Financial Corporation and the Cornerstone Bank, each one of the existing and outstanding shares of Bank common stock was converted, by operation of law, into one share of CB Financial Corporation’s common stock. The Director and Employee Stock Option Plans therefore involve shares of CB Financial Corporation rather than Cornerstone Bank.

******
Under the terms of the Agreement and Plan of Reorganization dated May 26, 2005 between CB Financial Corporation and the Cornerstone Bank, each one of the existing and outstanding shares of Bank common stock was converted, by operation of law, into one share of CB Financial Corporation’s common stock. The Employee Stock Purchase Plan therefore involves shares of CB Financial Corporation rather than Cornerstone Bank.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CB FINANCIAL CORPORATION

By:	/s/ Norman B. Osborn
Norman B. Osborn
Dated: December 4, 2007	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

16(a)(2)(i)	Notice of Special Meeting and Preliminary Proxy Statement*

16(a)(2)(ii)	Form of Proxy Card*

16(a)(5)(i)	Letter to Shareholders from Norman B. Osborn, President and Chief Executive Officer

16(a)(5)(ii)	Press Release dated October 30, 2007**

16(c)(1)	Presentation dated May 11, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(2)	Presentation dated June 7, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(3)	Presentation dated August 1, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(4)	Presentation dated August 21, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(5)	Opinion of Financial Advisor dated August 21, 2007 ****

16(d)(i)	Cornerstone Bank Director Stock Option Plan*****

16(d)(ii)	Cornerstone Bank Employee Stock Option Plan*****

16(d)(iii)	Cornerstone Bank Employee Stock Purchase Plan******

16(f)	The information set forth in “Description of the Amendment and Recapitalization - Dissenters Rights” of the Proxy Statement and Appendix C to Exhibit 16(a)(2)(i) is incorporated by reference.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s first amended preliminary Schedule 14A, filed with the SEC on December 4, 2007.

**	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on October 30, 2007.

***	Incorporated by reference to the Company’s Schedule 13E-3 filed with the SEC on October 25, 2007.

****	Incorporated by reference to Appendix B to Exhibit 16(a)(2)(i).

*****
Incorporated by reference to the Company’s Schedule 13E-3 filed with the SEC on October 25, 2007. Under the terms of the Agreement and Plan of Reorganization dated May 26, 2005 between CB Financial Corporation and the Cornerstone Bank, each one of the existing and outstanding shares of Bank common stock was converted, by operation of law, into one share of CB Financial Corporation’s common stock. The Director and Employee Stock Option Plans therefore involve shares of CB Financial Corporation rather than Cornerstone Bank.

******
Under the terms of the Agreement and Plan of Reorganization dated May 26, 2005 between CB Financial Corporation and the Cornerstone Bank, each one of the existing and outstanding shares of Bank common stock was converted, by operation of law, into one share of CB Financial Corporation’s common stock. The Employee Stock Purchase Plan therefore involves shares of CB Financial Corporation rather than Cornerstone Bank.

EXHIBIT 16(a)(5)(i)

LETTER TO SHAREHOLDERS FROM NORMAN B. OSBORN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

____________, 2007

Dear Fellow Stockholders:

You are cordially invited to attend a special meeting of the stockholders of CB Financial Corporation (the “Company”) on ____________, 2008 at 10:00 a.m. The meeting will be held at ______________________, Wilson, North Carolina.

This special meeting is to request that our stockholders approve several amendments to our Articles of Incorporation. If our stockholders approve these proposals, the number of CB Financial Corporation common stockholders will be reduced so that the Company will be eligible to deregister as a reporting company under the Securities and Exchange Act of 1934. We have communicated this through prior letters, newsletters, and press releases to the newspaper.

As you know, in 2002 Congress enacted legislation known as the “Sarbanes-Oxley Act” after a series of corporate scandals such as Enron and Worldcom. Portions of the Sarbanes-Oxley Act require additional external auditor review, additional employees, and a substantially increased amount of time and documentation related to CB Financial Corporation’s internal controls structure. As a bank holding company, CB Financial Corporation and its subsidiary bank are already highly regulated and frequently examined by federal and bank regulatory authorities. As a result, we believe that the additional safeguards afforded by the Sarbanes-Oxley Act are not as applicable to a corporation subject to the consistent regulatory review prevalent in our industry. However, the potential costs of complying with Sarbanes-Oxley could have a significant impact on the annual earnings of the Company.

After reviewing the positive and negative benefits of remaining a public company and considering the associated costs, the Board of Directors and management of CB Financial Corporation have determined that it is in the best interests of the Company and its stockholders to deregister its common stock with the SEC. The Board’s considerations in making this decision are more fully explained in the enclosed proxy statement.

While going through this process, our Board of Directors attempted to structure a transaction which would be the most beneficial to all of our stockholders while, at the same time, accomplishing our primary objective of deregistering as a public corporation. We have gone to great lengths to structure such a transaction because we truly value all of our relationships with our stockholders. However, if we are to qualify to deregister as an SEC reporting company and avoid the associated costs with being a reporting company, we are required to change the stock ownership status of some of our stockholders.

As a result, we are proposing to amend our Articles of Incorporation to authorize the following: (i) a 1-for-132 reverse stock split of the Company’s common stock with a cash payout for fractional shares resulting from the reverse split (the “Reverse Stock Split”), (ii) a 132-for-1 forward stock split to be effective following the Reverse Stock Split (the “Forward Stock Split”), (iii) the conversion of all outstanding shares of common stock held by record shareholders owning fewer than 264 shares following the Reverse Stock Split and the Forward Stock Split to a new class of Series B Preferred Stock, and (iv) the conversion of all outstanding shares of Common Stock held by record shareholders owning 264 or more shares, but fewer than 792 shares, following the Reverse Stock Split and the Forward Stock Split to a new class of Series A Preferred Stock (the Series A and Series B conversions, collectively, are the “Conversions”). After the Reverse Stock Split, but prior to the Forward Stock Split, stockholders will receive cash in lieu of any fractional shares equal to $20.00 for each pre-split share.

Please remember that stockholders who have their shares with a broker in “street name” will not be affected by the Reverse Stock Split and the Forward Stock Split and the associated reclassification of shares. Even so, these stockholders are asked to vote on these items that directly impact the future of the Company.

As a result of the proposed transaction, the number of record common shareholders will be reduced below 300, and the Company will be eligible to deregister its common stock with the SEC and cease being subject to the reporting requirements of the Securities and Exchange Act of 1934.

In order to complete these transactions, an affirmative vote of at least a majority of the shares of CB Financial Corporation common stock entitled to vote at the special meeting is needed with respect to all proposed amendments. It is anticipated that, if approved, the Conversions will become effective on or before ____________, 2008. We urge you to read the enclosed proxy statement carefully and in its entirety. It contains important information about the details of and reasons for the proposed transaction. Your Board of Directors believes this transaction is in the best interest of CB Financial Corporation and its shareholders and unanimously recommends that you vote “FOR” each proposal.

Whether or not you plan to attend the meeting, please take time to vote by completing and mailing the enclosed proxy card. If you do not, it will have the same effect as voting against the proposals. Your vote is very important.

Our Board of Directors, officers and entire banking staff are fully committed to increasing stockholder value and remaining a strong independent banking presence in our community. We deeply appreciate your continued loyalty and support, and we look forward to seeing you on ____________, 2008 at 10:00 a.m. If you have any questions or concerns, please feel free to contact us at ______________.

Sincerely yours,

Norman B. Osborn
President and
Chief Executive Officer

EXHIBIT 16(d)(iii)

CORNERSTONE BANK EMPLOYEE STOCK PURCHASE PLAN

THE CORNERSTONE BANK

AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN

Originally Adopted February 24, 2004
and approved by Stockholders May 25, 2004

2005 Amendments Adopted March 23, 2005
and approved by Stockholders May 26, 2005

1.  Establishment of Plan. Cornerstone Bank (the “Company”) proposes to grant options for purchase of the Company’s $5.00 par value common stock (the “Common Stock”) to Eligible Employees (as defined below) of the Company pursuant to this Employee Stock Purchase Plan (the “Plan”). The Company intends this Plan to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”) (including any amendments to or replacements of such Section), and this Plan shall be so construed. Any term not expressly defined in this Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. A total of 40,000 shares of the Company’s Common Stock is reserved for issuance under this Plan. Such number shall be subject to adjustments effected in accordance with Section 12 of this Plan.

2. Purpose. The purpose of this Plan is to provide eligible employees of the Company with a convenient means of acquiring an equity interest in the Company, to enhance such employees’ sense of participation in the affairs of the Company, and to provide an incentive for continued employment.

3. Administration. The Board of Directors of the Company (“Board”) shall administer this Plan or a committee of the Board (the “Committee”) appointed by the Board and serving at its pleasure (the Board or any such Committee being herein referred to as the “Administrator”). Subject to the provisions of this Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of this Plan shall be determined by the Administrator and its decisions shall be final and binding upon all participants. The Company shall pay all expenses incurred in connection with the administration of this Plan.

4. Eligibility. Any employee of the Company (“Eligible Employee”) is eligible to participate in the Offering Period (as hereinafter defined) under this Plan except the following:

(a)  employees who have been employed by the Company for less than twelve (12) consecutive months preceding the effective date of a grant of options under this Plan (the “Date of Grant”);

(b) employees who are customarily employed for twenty (20) hours or less per week;

(c) employees who are customarily employed for five (5) months or less in a calendar year; and

(d) employees who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company.

5. Offering Period. The Plan shall be implemented in a series of offering periods (each an “Offering Period”) that each last twelve (12) months commencing on January 1 of each year (the “Offering Date”) and ending on December 31 of each year (the “Expiration Date”). Notwithstanding the foregoing, the Administrator may establish (i) a different term for the initial Offering Period after adoption of the Plan or approval of an amendment to the Plan or for one or more future Offering Periods and (ii) different commencing and ending dates for any Offering Period, provide however, that an Offering Period may not exceed 27 months. In the event the first or the last day of an Offering Period is not a business day, then the first day of the Offering Period shall be deemed to be the next business day and the last day of the Offering period shall be deemed to be the last preceding business day.

6. Grant of Option. Each person who is an Eligible Employee on the Offering Date is entitled to participate in the Plan and shall be granted an option for the Offering Period (the “Option”). The date on which such Option is granted is referred to as the “Date of Grant.” Such Option will be for the number of whole shares of Common Stock to be determined by (1) dividing (A) such Eligible Employee’s annual rate of compensation (as defined below) as of the day prior to the Date of Grant by (B) the total compensation for all Eligible Employees as of the day prior to the Date of Grant; and (2) multiplying the quotient calculated in (1) above by (C) the total number of shares made available for grant by the Administrator during the Offering Period. The number of shares made available for grant during the first Offering Period that this Plan is in effect shall be the number determined by the Administrator out of the total number of shares reserved for issuance under the Plan. For each Offering Period thereafter, the number of shares made available shall be the sum of (i) the shares specifically designated to be made available by the Administrator; and (ii) the total number of shares made available during all prior Offering Periods that are not purchased by Eligible Employees during prior Offering Periods. The fair market value of a share of the Company’s Common Stock shall be determined as provided in Section 7 below.

The term “compensation” as used herein is defined as an Eligible Employee’s annualized regular, fixed base salary, or wages based on the Eligible Employee’s salary or wage rate (and number of hours per week) in effect at the time of grant as well as one half (1/2) of all annualized commissions earned by the Eligible Employee. “Compensation” does not include any bonus, overtime payment, incentives, contribution by an employer corporation to an employee benefit plan or other similar payment or contribution.

7. Option Price. The purchase price per share at which Common Stock will be sold in any Offering Period shall be the lesser of: (a) eighty-five percent (85%) of the fair market value of the Common Stock on the Date of Grant, or (b) eighty-five percent (85%) of the fair market value of the Common Stock on the Purchase Date (the “Option Price”).

The fair market value of a share of Common Stock shall be determined as follows: (i) if on the Date of Grant, Common Stock being valued is admitted to trading on a securities exchange or exchanges for which actual sale prices are regularly reported, or actual sale prices are otherwise regularly published, the fair market value of a share of Common Stock shall be deemed to be equal to the mean of the closing sale price as reported on each of the five (5) trading days immediately preceding the date as of which such determination is made; provided, however, that, if a closing sale price is not reported for each of the five (5) trading days immediately preceding the date as of which such determination is made, then the fair market value shall be equal to the mean of the closing sale prices on those trading days for which such price is available, or (ii) if on the date as of which such determination is made, no such closing sale prices are reported, but quotations for Common Stock being valued are regularly listed on the National Association of Securities Dealers Automated Quotation System or another comparable system, the fair market value of a share of Common Stock shall be deemed to be equal to the mean of the average of the closing bid and asked prices for such Common Stock quoted on such system on each of the five (5) trading days preceding the date as of which such determination is made, but if a closing bid and asked price is not available for each of the five (5) trading days, then the fair market value shall be equal to the mean of the average of the closing bid and asked prices on those trading days during the five-day period for which such prices are available, or (iii) if no such quotations are available, the fair market value of a share of Common Stock shall be deemed to be the average of the closing bid and asked prices furnished by a professional securities dealer making a market in such shares, as selected by the Administrator, for the trading date first preceding the date as of which such determination is made; or (iv) if there are no bid and asked prices capable of being furnished by a professional securities dealer or otherwise, fair market value shall be determined by the Administrator, in good faith, having available to it any and all information known to the Company regarding the price and number of shares traded, if any, in privately negotiated transactions. If the Administrator determines that the price as determined above does not represent the fair market value of a share of Common Stock or the Common Stock is not traded on a securities exchange, the Administrator may then consider such other factors as it deems appropriate and then fix the fair market value for the purposes of this Plan.

8. Election by Eligible Employee. Each Option shall entitle the Eligible Employee to whom it is granted to purchase up to the total number of shares of Common Stock calculated in Section 6 above, and to purchase all or any portion of such shares at the time and in the manner specified below.

During the first fifteen (15) days of December during each Offering Period for which an Option is granted under the Plan (each an “Election Period”), an Eligible Employee may elect to purchase shares pursuant to his or her Option. In order to make such election, the Eligible Employee must give written notice (an “Election Notice”) to the Company as to the number of shares he or she wishes to purchase (the “Elected Shares”). Such notices must be made on a form supplied by the Company for that purpose and must be accompanied by full payment of the Option Price of all Elected Shares or, if the Eligible Employee intends that payment for any of the Elected Shares be made from funds held for him under the payroll deduction plan described in Section 9 below, such notice must indicate that payment of the Option Price for those shares will be made by transfer of funds under that plan. Purchases of Elected Shares shall be made on the Company’s last business day of each Offering Period (the “Purchase Dates”). An Eligible Employee’s Election Notice as to any number of Elected Shares shall be irrevocable as to that number of shares and may not be altered by such Eligible Employee following receipt of such notice by the Company.

The failure of an Eligible Employee to deliver an Election Notice to the Company in a timely manner to purchase all shares covered by an Option before the Expiration Date of that Option will be conclusively deemed to be an election by the Eligible Employee not to purchase, and a forfeiture of his or her rights to purchase, any and all such remaining shares covered by that Option; and on the Expiration Date that Option shall immediately terminate and be of no further force or effect.

At its sole discretion and upon written notice to Eligible Employees, the Administrator may (1) provide for Election Periods during other months during the Offering Period of Options granted under the Plan, or (2) at the time any Options are granted, place other restrictions or limitations on the exercise of those Options.

9. Payment of Purchase Price; Payroll Deduction Plan; Issuance of Shares.

(a) Payment of the aggregate Option Price of Elected Shares must be delivered to the Company (in the form of certified or other collected U.S. funds) with the Election Notice pertaining to those Elected Shares required by Section 8 above, or, in the case of any Eligible Employee participating in the payroll deduction plan, such payment must be transferred to the Company as described in Section 9. If during any Offering Period an Eligible Employee elects to purchase a number of shares greater than the number of which could be purchased with funds credited to him or her under the payroll deduction plan, then payment of the aggregated Option Price of such excess Elected Shares must accompany the Eligible Employee’s Election Notice with respect to those shares.

If payment of the Option Price of any Elected Shares is not made as required herein, then the Eligible Employee’s Election Notice will not be effective as to those shares and he or she will not be allowed to purchase those shares on the Purchase Date for that Election Period and are subject to final forfeiture as described in Section 8 above. Such shares for which an Election Notice is not received may be made available for future Option grants during any subsequent Offering Period as determined by the Administrator under Section 6 hereof.

(b) Any Eligible Employee may participate in a payroll deduction plan under which, at the Eligible Employee’s written instruction, a specified amount will be deducted from each payment of his or her salary or wages received on or before the Expiration Date of the Eligible Employee’s Option, and will be applied in the manner described below toward the purchase of Elected Shares pursuant to his Option. Such instruction may be given only on a form of written authorization supplied by the Company for that purpose, and shall specify a dollar amount to be withheld from each salary or wage payment. The amount of such deduction shall not exceed the aggregate Option Price of all shares covered by the Eligible Employee’s Option which have not yet been purchased, divided by the number of the Eligible Employee’s salary or wage payments (or, in the case of an Eligible Employee whose salary or wages are paid other than monthly, the number of wage payments from which deductions will be made as described above) remaining prior to the Expiration Date of the Option. Once an Eligible Employee gives a payroll deduction authorization, he or she may change the amount of the deduction, or terminate the deduction authorization, only upon prior written notice to the Company. Any such change in amount or termination shall be effective only on the January 1 or July 1 next following receipt by the Company of a new written payroll deduction authorization from the Eligible Employee.

All amounts deducted from the salary or wages of each Eligible Employee pursuant to his or her payroll deduction authorizations shall be delivered to the Company, which will hold such funds as custodian for each Eligible Employee in an interest-bearing deposit account. All such funds and all interest accrued on such funds shall be credited to the Eligible Employee on the Company’s books and records.

Upon receipt by the Company of an Election Notice from an Eligible Employee with respect to the purchase of Elected Shares for which payment will be made with funds held by the Company, the Company will deduct from the funds credited to the Eligible Employee on the Company’s books and records the aggregate Option Price of those Elected Shares (but not more than the aggregate amount then credited to that Eligible Employee).

An Eligible Employee who has terminated a payroll deduction authorization as provided above, or whose Option has expired or been terminated, may request in writing that funds then credited to him on the Company’s books and records be paid to him, and, following receipt of such a request, all such funds which previously have not been expended for the purchase of stock, will be promptly paid to the Eligible Employee. Following the expiration or termination of an Eligible Employee’s Option, any remaining funds credited to him on the Company’s books and records that previously have not been utilized for the purchase of Common Stock shall be paid to the Eligible Employee.

(c) As promptly as practicable after the Purchase Date, the Company shall issue certificates representing shares of Common Stock for the Eligible Employee’s benefit reflecting the shares purchased upon exercise of his or her option.

(d) During an Eligible Employee’s lifetime, his or her Option to purchase shares hereunder is exercisable only by him or her. The Eligible Employee will have no interest or voting right in shares covered by his or her Option until such Option has been exercised.

10. Limitations on Shares to be Purchased. No Eligible Employee shall be entitled to purchase stock under this Plan at a rate which, when aggregated with his or her rights to purchase Common Stock under all other employee stock purchase plans of the Company, exceeds $25,000 in fair market value, determined as of the Date of Grant (or such other limit as may be imposed by the Code) for each calendar year in which the Eligible Employee participates in this Plan. The Company shall automatically suspend the payroll deductions of any participant as necessary to enforce such limit provided that when the Company automatically resumes such payroll deductions, the Company must apply the rate in effect immediately prior to such suspension or as specified on a subsequent written payroll deduction authorization from the Eligible Employee received by the Company after such suspension. No more than 40% of the shares which have been set aside for issuance under this Plan may be allocated to any one participant under the Plan.

11. Termination of Employment. Termination of an Eligible Employee’s employment for any reason, including retirement, death or the failure of a participant to remain an Eligible Employee of the Company, immediately terminates his or her participation in this Plan. In such event, the payroll deductions credited to the Eligible Employee’s account will be returned to him or her or, in the case of his or her death, to his or her legal representative. For purposes of this Section 11, an Eligible Employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company in the case of sick leave, military leave, or any other leave of absence approved by the Board; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute.

12. Capital Changes. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each Option under this Plan that has not yet been exercised and the number of shares of Common Stock that have been authorized for issuance under this Plan but have not yet been placed under Option (collectively, the “Reserves”), as well as the price per share of Common Stock covered by each option under this Plan that has not yet been exercised, shall be proportionately adjusted for any increase or decrease in the number of issued and outstanding shares of Common Stock of the Company resulting from a stock split or the payment of a stock dividend (but only on the Common Stock) or any other increase or decrease in the number of issued and outstanding shares of Common Stock effected without receipt of any consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” The Administrator, whose determination shall be final, binding and conclusive, shall make such adjustment. Except as expressly provided herein, no issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or Option Price of shares of Common Stock subject to an Option.

In the event of the proposed dissolution or liquidation of the Company, the Offering Period will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Administrator. The Administrator may, in the exercise of its sole discretion in such instances, declare that this Plan shall terminate as of a date fixed by the Administrator and give each participant the right to purchase shares under this Plan prior to such termination.

In the event of (i) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the Options under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all participants), (ii) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or that owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (iii) the sale of all or substantially all of the assets of the Company or (iv) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction, the Plan will continue with regard to Offering Periods that commenced prior to the closing of the proposed transaction and shares will be purchased based on the fair market value of the surviving corporation’s stock on each Purchase Date, unless otherwise provided by the Administrator consistent with purchase accounting treatment.

In the event of a reorganization of the Company in which the Company becomes a bank subsidiary of a parent holding company (the “Parent Corporation”) through the exchange of shares of the Company’s common stock on a one-for-one basis for company stock of the Parent Corporation, each outstanding Option shall be assumed or an equivalent Option substituted by the Parent Corporation. For purposes of this Plan, “Parent Corporation” shall have the same meanings as “parent corporation” and “subsidiary corporation” in Sections 424(e) and 424(f), respectively, of the Code. In such event and upon assumption of the Plan by the Parent Corporation, all references to the Company herein shall refer to the Parent Corporation and any bank subsidiary that the Board of Directors of the Company designates from time to time as corporations that shall participate in this Plan.

The Administrator may, if it so determines in the exercise of its sole discretion, also make provision for adjusting the Reserves, as well as the Option Price per share of Common Stock covered by each outstanding Option, in the event that the Company effects one or more reorganizations, recapitalizations, rights offerings or other increases or reductions of shares of its outstanding Common Stock, or in the event of the Company being consolidated with or merged into any other corporation.

13. Nonassignability. Neither payroll deductions credited to an Eligible Employee’s account nor any rights with regard to the exercise of an Option or to receive shares of Common Stock under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 20 below) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.

14. Reports. Individual accounts will be maintained for each participant in this Plan on the books of the Company. Each participant shall receive promptly after each Purchase Date, a report of his or her account setting forth the total payroll deductions accumulated, the number of shares purchased, the per share price thereof and the remaining cash balance, if any, credited to him on the Company’s books and records that will be returned to the Eligible Employee pursuant to Section 9(b) above.

15. Notice of Disposition. Each participant shall notify the Company in writing if the participant disposes of any of the shares purchased in any Offering Period pursuant to this Plan if such disposition occurs within two (2) years from the Date of Grant or within one (1) year from the Purchase Date on which such shares were purchased (the “Notice Period”). The Company shall, during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting the Company’s transfer agent to notify the Company of any transfer of the shares. The obligation of the participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

16. No Rights to Continued Employment. Neither this Plan nor the grant of any Option hereunder shall confer any right on any employee to remain in the employ of the Company, or restrict the right of the Company to terminate such employee’s employment.

17. Equal Rights and Privileges. All Eligible Employees shall have equal rights and privileges with respect to this Plan so that this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of this Plan that is inconsistent with Section 423 or any successor provision of the Code shall, without further act or amendment by the Company, the Administrator or the Board, be reformed to comply with the requirements of Section 423. This Section 17 shall take precedence over all other provisions in this Plan.

18. Notices. Except as otherwise provided herein, any notice that the Company or an Eligible Employee may be required or permitted to give to the other shall be in writing and shall be deemed duly given when delivered personally or deposited in the United States mail, first class postage prepaid, and properly addressed. Notice, if to the Company, shall be sent to its President at the following address:

Cornerstone Bank
3710 Nash Street North
Wilson, North Carolina 27896-1112

Any notice sent by mail by the Company to an Eligible Employee shall be sent to the most current address of the Eligible Employee as reflected on the records of the Company as of the time said notice is required. In the case of a deceased Eligible Employee, any notice shall be given to the Eligible Employee’s personal representative if such representative has delivered to the Company evidence satisfactory to the Company of such representative’s status as such and has informed the Company of the address of such representative by notice pursuant to this Section 18.

19. Term; Stockholder Approval. This Plan shall be approved by the stockholders of the Company, in any manner permitted by applicable corporate law, within twelve (12) months before or after the date this Plan is adopted by the Board. No purchase of shares pursuant to this Plan shall occur prior to such stockholder approval. This Plan shall continue until the earlier to occur of (a) termination of this Plan by the Board (which termination may be effected by the Board at any time), (b) issuance of all of the shares of Common Stock reserved for issuance under this Plan, or (c) ten (10) years from the adoption of this Plan by the Board.

20. Designation of Beneficiary.

(a) An Eligible Employee may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the Eligible Employee’s account under this Plan in the event of such Eligible Employee’s death subsequent to a Purchase Date but prior to delivery to him of such shares and cash. In addition, an Eligible Employee may file a written designation of a beneficiary who is to receive any cash from the Eligible Employee’s account under this Plan in the event of such Eligible Employee’s death prior to a Purchase Date.

(b) The Eligible Employee may change such designation of beneficiary at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under this Plan who is living at the time of such Eligible Employee’s death, the Company shall deliver such shares or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

21. Conditions upon Issuance of Shares; Limitation on Sale of Shares. Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, state and federal securities laws and the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

22. Applicable Law. The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of North Carolina.

23. Amendment or Termination of this Plan. The Board may at any time amend, terminate or extend the term of this Plan, except that any such termination cannot affect Options previously granted under this Plan, nor may any amendment make any change in an Option previously granted which would adversely affect the right of any participant, nor may any amendment be made without approval of at least two-thirds of the stockholders of the Company obtained in accordance with Section 19 above within twelve (12) months of the adoption of such amendment (or earlier if required by Section 19) if such amendment would:

(a) increase the number of shares that may be issued under this Plan; or

(b) change the designation of the employees (or class of employees) eligible for participation in this Plan.

Notwithstanding the foregoing, the Board may make such amendments to the Plan as the Board determines to be advisable, if the continuation of the Plan or any Offering Period would result in financial accounting treatment for the Plan that is different from the financial accounting treatment in effect on the date this Plan is adopted by the Board.

24. Successors and Assigns. Subject to Sections 13 and 20 above, this Plan shall bind and inure to the benefit of the Company, any Eligible Employee, and their respective successors, assigns, personal or legal representatives and heirs.

25. Severability. It is intended that each provision of this Plan shall be viewed as separate and divisible, and in the event that any provision hereof shall be held to be invalid or unenforceable, the remaining provisions shall continue to be in full force and effect.

26. Titles. Titles of Sections are provided herein for convenience only, do not modify or affect the meaning of any provision herein, and shall not serve as a basis for interpretation or construction of this Plan.

27. Gender and Number. As used herein, the masculine gender shall include the feminine and neuter, the singular numbers the plural, and vice versa, whenever such meanings are appropriate.